UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q
	☐ Form 10-D	☐ Form N-CEN	☐ Form N-CSR

For Period Ended: June 30, 2023

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

For the Transition Period Ended:________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I

REGISTRANT INFORMATION

SUSTAINABLE PROJECTS GROUP INC.

Full Name of Registrant

Former Name if Applicable

2316 Pine Ridge Rd #383

Address of Principal Executive Office (Street and Number)

Naples, Florida 34109

City, State and Zip Code

PART II

RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Sustainable Projects Group Inc. (the “Company”) is unable to file, without unreasonable effort and expense, its Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2023 (the “Second Quarter 10-Q”) by the prescribed due date because it requires additional time to complete the preparation of its financial statements included in the Second Quarter 10-Q in light of the recent Exchange Transaction described in Part IV below. The Company currently expects to file the Second Quarter 10-Q before the five calendar day extension period.

PART IV

OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification.

Sune Mathiesen	(305)	814-2915
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As previously disclosed, on February 14, 2023, the Company entered into a Securities Exchange Agreement (the “Exchange Agreement”) with Lithium Harvest ApS, a Denmark private limited liability company (“Lithium Harvest”), and all of the shareholders of Lithium Harvest (the “Lithium Harvest Shareholders”). Pursuant to the terms of the Exchange Agreement, the Company acquired all of the outstanding shares of capital stock of Lithium Harvest in exchange for issuing to the Lithium Harvest Shareholders 206,667,233 shares of the Company’s common stock (the “Exchange Transaction”). The Exchange Transaction closed on February 14, 2023 (the “Closing”). As a result of the Exchange Transaction, a change of control occurred with respect to the Company’s stock ownership and management upon the Closing. The Company determined to treat the Exchange Transaction as a reverse merger (the “Reverse Merger”) for accounting purposes, with Lithium Harvest as the acquirer for accounting purposes. The results of operations reflected by the earnings statements to be included in the Second Quarter 10-Q will represent a significant change in results of operations from the corresponding period for the last fiscal year as a result of the Reverse Merger and the increased operations, and related expenses, since the Reverse Merger. The Company is unable to provide a reasonable estimate regarding the changes in results of operations as the preparation of the Company’s financial statements is still in progress.

2

SUSTAINABLE PROJECTS GROUP INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 15, 2023	By:	/s/ Sune Mathiesen
Sune Mathiesen
Chief Executive Officer

3